NEWS RELEASE

Canarc Appoints New Board Member

Vancouver, Canada – October 29, 2015 – Canarc Resource Corp. (“Canarc” or “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that Mr. Akiba Leisman has accepted an invitation to join the board of directors of Canarc, effective on the closing of the Oro Silver Resources Ltd. acquisition agreement signed Oct 8, 2015.

Mr. Akiba Leisman is currently the Executive Chairman of the Board and Interim CEO of Marlin Gold Ltd. and a Vice President at Wexford Capital LP, a position he's held since 2011, where he oversees the precious metal public and private equity portfolios, including the investment in Marlin Gold Mining Ltd.

Prior to joining Wexford, he was a Senior Analyst at Red Kite Capital Management for the Mine Finance funds where he was responsible for senior secured investments on metal mining assets. Previously, he was an Associate at Standard Bank working in the Structured Commodity Products and Mine Finance groups. Mr. Leisman has an MBA from New York University, and a B.S. in Chemical Engineering from Carnegie Mellon University.

Mr. Leisman’s extensive experience in capital markets and mining will complement the skill sets of Canarc’s current board members. The appointment is subject to the approval of the Toronto Stock Exchange.

The Company is now focused on advancing the El Compas Project into production next year.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Transaction, the completion of a private placement, the benefits of the potential Transaction, the merits of the mineral properties of Canarc and Marlin, the future performance of Canarc and Marlin, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the Company's ability to negotiate complete the Transaction, the Company's ability to complete a private placement, uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.